[DAVIS POLK & WARDWELL LETTERHEAD]
April 14, 2006
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS
Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oracle Corporation Registration Statement on Form S-4 filed March 7, 2006 File No. 333-132250
Dear Ms. Jacobs:
     This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 31, 2006 (the “Comment Letter”) regarding the above-referenced filing on Form S-4 (the “S-4”) of Oracle Corporation (the “Company”).
     Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter. Concurrently with this letter, we are filing Amendment No. 1 to the S-4.
Registration Statement on Form S-4
Cautionary Statement Concerning Forward-Looking Statements, page ii
1.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

We have revised the S-4 in response to the Staff’s comment.

Ms. Barbara C. Jacobs United States Securities and Exchange Commission	April 14, 2006 Page 2
The Exchange Offer, page 36
2.	We note your reservation of the right to amend the terms of the offer on page 37. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

We have revised the S-4 in response to the Staff’s comment.

3.	We note your disclosure on page 37 regarding the manner in which notice to extend the exchange offer will be provided. Please confirm that such notice will disclose the number of securities tendered as of the date of the notice pursuant to the requirements of Rule 14e-1(d) under the Exchange Act.
     In response to the Staff’s comment, we confirm that any notice to extend the exchange offer will disclose the number of securities tendered as of the date of the notice.
4.	Please revise your disclosure at the bottom of page 38 to clarify that you will issue the new notes promptly after expiration rather than after acceptance. Please see Rule 14e-1(c) under the Exchange Act.

We have revised the S-4 in response to the Staff’s comment.

5.	We note your disclosure on page 39 indicating that you will return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) under the Exchange Act requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. We note similar disclosure on page 37.

We have revised the S-4 in response to the Staff’s comment.
Part II
Item 21. Exhibits

Ms. Barbara C. Jacobs United States Securities and Exchange Commission	April 14, 2006 Page 3
Exhibit 5
6.	The last paragraph of counsel’s opinion states that the opinion may not be relied upon by or furnished to any other person other than you. Counsel’s opinion speaks to the validity of securities you are registering in this registration statement and are offering for exchange to certain investors. Accordingly, Item 601(b)(5) of Regulation S-K requires that an opinion of counsel as to such securities be filed with your registration statement; it is inappropriate that investors may not rely on such opinion regarding the validity of such securities. Please revise.

We have revised the opinion in response to the Staff’s comment.
Exhibit 99.1
7.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” all of the terms of the exchange offer.
     We have revised the letter of transmittal in response to the Staff’s comment.
     If you have any questions regarding Amendment No. 1 or the responses herein provided, please call the undersigned at (650) 752-2022.

Sincerely, /s/ Bruce Dallas
Bruce Dallas, Esq.

Enclosures

cc w/ enc:	Daniel Lee (Securities and Exchange Commission) Daniel Cooperman (Oracle Corporation)